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                                                                    EXHIBIT 4.2



                            EQUITY PAYMENT AGREEMENT

BY THIS AGREEMENT, dated as of March 21, 2003, GERON CORPORATION, a Delaware corporation with an office at 230 Constitution Drive, Menlo Park, CA 94025 ("Geron"), and FINNEGAN HENDERSON FARABOW GARRETT & DUNNER, LLP, a limited liability partnership with an office at 1300 I Street, N.W.,Suite 700, Washington, D.C. 20005-3315 ("FHFGD"), agree as follows:


1. Background. Geron has engaged FHFGD to provide legal services relating to intellectual property matters (the "Services"), and currently has an arrangement to pay FHFGD's fees for the Services monthly, in cash, based on the Services provided each month ("Fees"). By this Agreement, the parties agree that Geron will pay certain current Fees using Geron's common stock in lieu of cash.

2.  Payment and Prepayment by Transfer of Shares.   As soon as practicable after
execution of this Agreement and the Stock Purchase Agreement attached as Exhibit A (the "Stock Purchase Agreement"), Geron will transfer to FHFGD or FHFGD's designee Two Hundred Fifty Thousand Four Hundred Sixty-Five (250,465) shares of Geron's common stock (the "Shares") under the terms and conditions of the Stock Purchase Agreement, and prepare and submit a registration statement for the Shares pursuant to the Stock Purchase Agreement.

3. Application of Credit. FHFGD will credit against Geron Fees an amount of money ("the Credit") equal to the number of Shares multiplied by the closing price of the Shares on the Nasdaq National Market on the day the Shares are transferred to FHFGD or its designee. One hundred fifty (150) days after the date that the registration statement for the Shares has been declared effective, the parties shall calculate (i) the total amount actually received by FHFGD in proceeds from the sale of Shares, net of reasonable brokerage commissions, during the period from the date of this Agreement to the date of such recalculation, and (ii) the amount that would have been received by FHFGD, net of reasonable brokerage commissions, had FHFGD sold one-eighth of the Shares at the closing price on the first and tenth business days of each month during a period beginning on the third business day after Geron notifies FHFGD that the registration statement for the Shares has been declared effective and ending four months thereafter. If the Fees incurred as of the date of this Agreement exceed the greater of (i) and (ii), Geron will pay FHFGD the excess in cash.

4. Counterparts. This Agreement may be executed in one or more counterparts and by facsimile signature, each of which shall be deemed an original but all of which together will constitute one and the same instrument.
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IN WITNESS WHEREOF, the parties hereto have executed this Equity Payment
Agreement as of the date first above written.

                                             GERON CORPORATION

                                             /s/ David L. Greenwood
                                             -------------------
                                             By:  David L.Greenwood
                                             Title: Chief
                                             Financial Officer and Senior Vice
                                             President, Corporate Development

                                             FINNEGAN HENDERSON FARABOW GARRETT
                                             & DUNNER, LLP

                                             /s/ Kenneth Meyers
                                             ------------------------
                                             By:   Kenneth J. Meyers
                                             Title: Partner




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                                   EXHIBIT A

                           Stock Purchase Agreement